Exhibit 99.B8(t)

RULE 22C-2 AGREEMENT

This Rule 22c-2 Agreement (“Agreement”) is dated as of April 16, 2007, and is entered into by and between Lord Abbett Distributor LLC (the “Distributor”), on its own behalf and/or on behalf of one or more of the investment companies comprising the Lord Abbett Family of Funds (the “Funds”) and «F3» (the “Service Provider”).  If relevant, this Agreement constitutes an amendment to each existing agreement between the Distributor and/or the Funds and the Service Provider pursuant to or in connection with which the Service Provider directly or indirectly transmits orders for Shares (collectively, the “Existing Agreement”).

Whereas, the Service Provider maintains one or more nominee or omnibus accounts (each, an “Account”) relating to the Funds, or separate series thereof, and, pursuant to Rule 22c-2 under the Investment Company Act of 1940 (“Rule 22c-2”), the Funds or an appropriate designee on their behalf are required to enter into an agreement with the Service Provider under which the Service Provider is required to provide the Funds or an appropriate designee, upon request, with certain Shareholder and Account information and to implement the Funds’ instructions related to their frequent trading policies (a “Rule 22c-2 Agreement”); and

Whereas, Rule 22c-2 further requires that if the Service Provider does not enter into a Rule 22c-2 Agreement, the Funds or an appropriate designee on their behalf must prohibit the Service Provider from purchasing Shares in nominee name for other persons.

Now, Therefore, in consideration of the premises and mutual covenants hereinafter contained and the Funds’ forbearance from terminating the Existing Agreement to the extent necessary to prevent further purchases of Shares by or through the Service Provider, the parties hereby agree as follows:

1.               The Service Provider agrees to provide to the Funds or their designee, upon request, the taxpayer identification number (“TIN”), the Individual/International Taxpayer Identification Number (“ITIN”), or other government-issued identifier (“GII”), if known, of any or all Shareholders underlying an Account and the amount, date, name or other identifier of any investment professional(s) associated with such Shareholders (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an Account (the “Information”).  In addition:

(a) The Service Provider agrees to provide the Information for the periods or at the intervals the Distributor or the Funds, or their designee, reasonably requests, including, potentially, Information for each trading day;

(b)  In accordance with the preceding paragraph, the Service Provider agrees to transmit the Information to the Funds or their designee promptly, but in any event not later than five (5) business days, after receipt of a request for Information or after the last day of a period for which the Information has been requested, unless mutually agreed upon otherwise by the parties.  If requested by the Funds or their designee, the Service Provider agrees to use best efforts to determine promptly whether any specific person about whom it has received Information is itself a financial intermediary (“Indirect Intermediary”) and, upon further request of the Funds or their designee, promptly either: (i) provide or arrange to provide to the Funds or their designee the Information and any other information required to be provided by law, rule, or regulation for those Shareholders who hold accounts with an Indirect Intermediary; or (ii)  restrict or prohibit the Indirect Intermediary from purchasing Shares in nominee name on behalf of other persons.  The Service Provider agrees to inform the Funds or their designee whether it will perform (i) or (ii).  For purposes of this paragraph, an “Indirect Intermediary” has the same meaning as provided in Rule 22c-2;

(c)  To the extent practicable, the format for any Information provided to the Funds should be consistent with the National Securities Clearing Corporation’s Standardized Data Reporting Format, or if not practicable, in an alternative format mutually agreed upon by the parties; and

(d)  The Funds agree not to use Information received from the Service Provider solely as a result of entering into this Agreement for marketing or any other similar purpose without the prior written consent of the Service Provider, unless otherwise required by law, rule, or regulation.

2.               The Service Provider agrees to execute instructions from the Funds or their designee (“Instructions”) to restrict or prohibit further purchases or exchanges of Shares by Shareholders that have been identified by the Funds or a designee as having engaged in transactions in Shares (directly or indirectly through the Account) that may violate the Funds’ policies regarding short term or excessive trading activity.  The Funds or their designee will include in the Instructions the TIN, ITIN, or GII, if known, and the specific restriction(s) to be implemented.  If the TIN, ITIN, or GII, is not known, the Instructions must include an equivalent identifying number of the Shareholders or other agreed upon information to which the Instructions relate.  In addition, the Service Provider agrees as follows:

(a)  To implement Instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the Instructions by the Service Provider; and

(b)  To provide confirmation to the Funds in a mutually agreed upon format that Instructions have been implemented.  The Service Provider agrees to provide confirmation as soon as is reasonably practicable, but not later than ten (10) business days after the Instructions have been implemented.

3.               This Agreement may be accepted and agreed to by the Service Provider by the Service Provider’s execution below.  Notwithstanding the foregoing, however, this Agreement shall be deemed to have been accepted and agreed to by the Service Provider (and the Funds and the Distributor will rely upon such acceptance and agreement) if, at any time on or after April 16, 2007, the Service Provider: (a) provides Information as described in Section 1 above; (b) implements Instructions as described in Section 2 above; (c) performs services or duties under the Existing Agreement; or (d) accepts compensation under the Existing Agreement.

4.               For the purpose of this Agreement:

(a)          The term “Funds” does not include any “excepted funds” as defined in Rule 22c-2.

(b)         The term “Shares” means the interests of Shareholders corresponding to the redeemable securities of record issued by the Funds under the Investment Company Act of 1940 that are held by the Service Provider.

(c)          The term “Shareholder” means the beneficial owner of Shares, whether the Shares are held directly or by the Service Provider in nominee name.

In Witness Whereof, the parties hereto have executed and delivered this Agreement as of the date first written above.

LORD ABBETT DISTRIBUTOR LLC,		«F3»
By:	Lord, Abbett & Co. LLC, its
Managing Member

By:
Lawrence H. Kaplan	Name:
Member and General Counsel	Title:
Date:	Date:

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